Mail Stop 3561

July 2, 2009

Michael Hamilton, Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 960
New York, New York 10004

> **Re: MMC Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008, as amended**
> **Filed March 31, 2009**
> **File No. 1-33564**

Dear Mr. Hamilton:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

1. In the last paragraph on page 3, you state that you will remain responsible for all of your liabilities. Here, or in another appropriate location in your document, please discuss the liabilities for which you will remain responsible.

Proposal 1: Approval of the Asset Sale, page 22

General, page 22

2. We note your disclosure, "This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to the Purchase Agreement." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Background of the Asset Sale, page 22

3. We note that on page 25, in your disclosure entitled "Reasons for the Asset Sale," you reference that the board "evaluat[ed] various alternatives" and that management engaged in an "extensive marketing process" seeking potential buyers in which you contacted 56 potential buyers and signed confidentiality agreements and performed due diligence on 28 potential buyers, but you have not included a description of these activities in your discussion of the background of the asset sale. As these activities were part of the basis for your board determining that the sale of assets was fair and in the best interest of stockholders, please revise your discussion of the background of the asset sale and the reasons for the asset sale to include them and discuss the factors you considered and analysis you conducted in narrowing each grouping of potential acquisition targets. We may have additional comments after reviewing your response.

4. Also, in your disclosure entitled "Reasons for the Asset Sale," we note that the board considered "various strategic alternatives." Please revise your discussion of the background of the asset sale and the reasons for the asset sale, as applicable, to include a discussion of the alternatives the board considered.

5. Further, in your disclosure entitled "Reasons for the Asset Sale," we note that management conducted an extensive marketing process seeking a buyer. Please expand you disclosure in the background of the asset sale and the reasons for the asset sale, as applicable, to provide a more detailed discussion of this marketing process and nature of the offers you received.

6. Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that "we met with Wellhead in San Francisco," or "our Board met and reviewed with management," please identify the individuals to whom you refer.

7. You begin your disclosure on the background of the asset sale with your engagement of Merriman Curham Ford and in the next sentence you disclose the execution of a confidentiality agreement with Wellhead. Please elaborate on the events that lead up to your decision to engage Merriman Curham Ford and on those events that lead up to your execution of a confidentiality agreement with Wellhead.

8. On page 23, you disclose that GAC Capital publicly announced its offer to acquire you for $2.00 per share. Please revise your disclosure to elaborate on the "significant differences between the likelihood of such offer being consummated and various offers to purchase our assets…" so a stockholder can understand how the board evaluated this offer and why it deemed it inferior to an asset sale and liquidation.

9. Also on page 23, you disclose that you engaged a new financial advisor, Bodington & Company. Please revise your disclosure to explain why you engaged this new financial advisor and whether there were any disagreements with your prior financial advisor, Merriman Curham Ford.

10. Further, in an appropriate place in your proxy, please discuss the role Bodington & Company played as a financial advisor and how they assisted the board in determining to pursue an asset sale and liquidation of company. If applicable, please provide this information for Merriman Curham Ford as well.

11. On page 24, you state that the "Board held a telephonic meeting to evaluate the various acquisition proposals, including a revised proposal from GAC at a lower price, and unanimously resolved to move forward with the $6.0 million Wellhead

offer." Please revise your document to disclose the terms of the other acquisition offers and why the board decided to move forward with the Wellhead offer and liquidate the company.

Principal Provisions of the Purchase Agreement, 27

12. We note your disclosure, "The following is a summary of the principal provisions of the Purchase Agreement. While we believe this description covers the material terms of the Purchase Agreement, it may not contain all the information that is important to you and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Annex A to this Proxy Statement." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Representations and Warranties, page 30

13. We note your disclosure, "These representations and warranties have been made solely for the benefit of the parties to Purchase Agreement and are not intended to be relied on by any other person." Please revise to remove any potential implication that the referenced purchase agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

14. We further note your disclosure that the "representations and warranties are qualified by specific disclosures made to Wellhead in connection with the Purchase Agreement, are subject to the materiality standards contained in the Purchase Agreement, which may differ from what may be viewed as material by investors, and were made only as of the date of the Purchase Agreement or such other date as is specified in the Purchase Agreement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your proxy not misleading. Please confirm your understanding in this regard and revise your document, if appropriate, to disclose all information material to an investment decision.

Approval of Plan of Complete Liquidation and Dissolution, page 48

General, page 48

15. We note your disclosure, "This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to the Plan of Liquidation." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Background of the Liquidation, page 48

16. To the extent applicable please revise your disclosure here in accordance with our comments above in connection with your disclosure of the background of the asset sale.

17. Please include a discussion of the reasons the board decided to recommend to stockholders the liquidation of the company.

Estimated Distribution to Stockholders, page 50

18. We note in your chart the line item "Fee" under "Net cash available for Distribution." Please revise your disclosure by providing a footnote or by revising your chart to explain what this item is and how it impacts the distribution to stockholders.

Incorporation by Reference, page 62

19. We note that you have incorporated by reference the current reports on Form 8-K dated "February 6, 2009" and "January 23, 2009." Please revise to correct your disclosure of the dates you filed these current reports on Form 8-K as you have not disclosed the dates they were filed but the dates of the events triggering your obligation to file the current reports on Form 8-K.

Annex A

20. We note that you have not filed the exhibits A, B, C and D to the Membership Interests Purchase Agreement as part of Annex A. In your next amendment please include these exhibits or advise us why you believe you are not required to file them.

Form 10-K for Fiscal Year Ended December 31, 2008

Disclosure Controls and Procedures, page F-21

21. Please revise to disclose in this section the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Management's Report on Internal Controls Over Financial Reporting, page F-21

22. We note that you have included in your discussion of internal controls a conclusion of effectiveness of "disclosure controls and procedures." Please revise to include a conclusion of effectiveness of internal controls over financial reporting as part of your management report on internal controls over financial reporting. Your conclusion of effectiveness of disclosure controls and procedures should be included in your Disclosure Controls and Procedures section and not here.

Exhibits 31.1 and 31.2

23. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. For example, your certifications should include the introductory language specified in paragraph 4 relating to your evaluation of internal controls over financial reporting and citing the rule. In this regard, you should also include paragraph 4(b) and the parenthetical language in paragraph 4(d). Please revise.

******

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, John Fieldsend, Staff Attorney, at (202) 551-33343 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John E. Depke, Esq.
        Via Facsimile